UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0157 Expires: January 31, 2008 Estimated average burden hours per response...........3
Washington, D.C. 20549

Form N-8F

Amended Application For Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	☐	Merger

	☐	Liquidation

	☒	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Cohen & Steers Total Return Realty Fund II, Inc.

3.	Securities and Exchange Commission File No.: 811-21310

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	☐ Initial Application ☒	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
280 Park Avenue, 10th Floor, New York, NY 10017

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
John E. McLean, Esq Cohen & Steers 280 Park Avenue, 10th Floor New York, NY 10017 212-832-3232

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

John E. McLean, Esq Cohen & Steers 280 Park Avenue, 10th Floor New York, NY 10017 212-832-3232

	NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	☐ Open-end ☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Cohen & Steers Capital Management, Inc. 280 Park Avenue New York, NY 10017

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: None

Not applicable. The applicant has never made a public offering of its securities.

13.	If the fund is a unit investment trust (“UIT”) provide:

	(a)	Depositor’s name(s) and address(es): N/A

	(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	☐	Yes		☒	No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒	Yes	☐	No

If Yes, state the date on which the board vote took place: On January 30, 2006, the Board of Directors approved resolutions authorizing the abandonment of registration.

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☐	Yes	☒	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: There were never shareholders of the fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

Not applicable.

(e) Liquidations only:
Were any distributions to shareholders made in kind?

Not applicable.

17.	Closed-end funds only:
Has the fund issued senior securities?

Not applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

Not applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

Not applicable.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

Not applicable.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

Not applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation: None.

		(i)	Legal expenses:

		(ii)	Accounting expenses:

		(iii)	Other expenses (list and identify separately):

		(iv)	Total expenses (sum of lines (i)-(iii) above):

	(b)	How were those expenses allocated?

	(c)	Who paid those expenses?

	(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

Not applicable.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	☐	Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	☐	Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	Not applicable.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Cohen & Steers Total Return Realty Fund II, Inc., (ii) he or she is the Secretary of Cohen & Steers Total Return Realty Fund II, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ John E. McLean
John E. McLean